Volaris Reports October 2023 Traffic Results:

2% YoY Demand Growth with an 89% Load Factor

Mexico City, Mexico, November 6, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its October 2023 preliminary traffic results.

In October 2023, Volaris’ capacity (measured in ASMs) increased by 2.4% year-over-year, while demand (measured in RPMs) increased by 2.2%; the result was a load factor decrease of 0.2 pp YoY to 89.5%. Volaris transported 2.7 million passengers during the month, a 2.4% decrease compared to October 2022. Demand (measured in RPMs) in the Mexican domestic market decreased by 5.2%, while demand increased by 20.1% in the international market.

Enrique Beltranena, Volaris’ President and CEO said: "In October, we entered the second month of reduced P&W engine availability. Our response involved intentionally scaling down domestic ASMs while capitalizing on Category 1 opportunities to redeploy capacity to the US market. The result of our approach matched last year's total ASMs, and at the same time, we have seen a positive demand response.

During our recent earnings call, we reaffirmed our commitment to delivering a reliable schedule aligned with our passengers' needs while simultaneously implementing accelerated engine inspections that will reduce our available aircraft.

Demand remains strong in both domestic and international markets, driving the domestic load factor to a new October record high. We are currently adjusting our Central America operations, adding more capacity to the US to meet increased holiday season demand."

	Oct 2023	Oct 2022	Variance	YTD Oct 2023	YTD Oct 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,811	1,911	-5.2%	18,876	17,703	6.6%
International	945	787	20.1%	9,041	6,886	31.3%
Total	2,756	2,697	2.2%	27,917	24,588	13.5%
ASMs (million, scheduled & charter)
Domestic	1,940	2,089	-7.1%	21,738	20,123	8.0%
International	1,140	919	24.1%	10,831	8,663	25.0%
Total	3,080	3,008	2.4%	32,568	28,785	13.1%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	93.4%	91.4%	1.9 pp	86.8%	88.0%	(1.1) pp
International	82.9%	85.6%	(2.8) pp	83.5%	79.5%	4.0 pp
Total	89.5%	89.7%	(0.2) pp	85.7%	85.4%	0.3 pp
Passengers (thousand, scheduled & charter)
Domestic	2,071	2,240	-7.6%	21,754	20,538	5.9%
International	649	546	18.9%	6,215	4,825	28.8%
Total	2,720	2,786	-2.4%	27,970	25,362	10.3%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 126 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.